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                                                            OMB APPROVAL
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--------                                            OMB Number:      3235-0104
 FORM 3                                             Expires: December 31, 2001
--------                                            Estimated average burden
                                                    hours per response.... 0.5
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               UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

   Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
      Section 17(a) of the Public Utility Holding Company Act of 1935 or
             Section 30(f) of the Investment Company Act of 1940

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
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 1. Name and Address of Reporting Person*  2. Date of Event Requiring    4. Issuer Name and Ticker or        6. If Amendment, Date
                                              Statement                     Trading Symbol                      of Original
      Odom      Stephen       E.              (Month/Day/Year)            NEON Systems, Inc. (NESY)             (Month/Day/Year)
----------------------------------------                                 ------------------------------------  October 19, 2000**
     (Last)     (First)     (Middle)           12/21/00                  5. Relationship of Reporting        -----------------------
  14100 Southwest Freeway, Suite 500      ----------------------------     Person(s) to Issuer              7. Individual or Joint/
----------------------------------------   3. I.R.S. Identification         (Check all applicable)              Group Filing (Check
             (Street)                         Number of Reporting          X   Director       10% Owner         Applicable Line)
                                              Person, if an entity       -----           -----                   X  Form filed by
  Sugar Land       Texas       77478          (voluntary)                  X   Officer        Other (specify    --- One Reporting
--------------------------------------                                   -----           -----      below)          Person
      (City)      (State)      (Zip)       ----------------------------  (give title below)                         Form filed by

                                                                         President, Chief Operating Officer     --- More than One
                                                                             and Chief Financial Officer            Reporting Person
                                                                         ----------------------------------
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            TABLE I -- NON-DERIVATIVE SECURITIES BENEFICIALLY OWNED
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 1. Title of Security                         2. Amount of Securities         3. Ownership Form:         4. Nature of Indirect
    (Instr. 4)                                   Beneficially Owned              Direct (D) or              Beneficial
                                                 (Instr. 4)                      Indirect (I)               Ownership (Instr. 5)
                                                                                 (Instr. 5)
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Common Stock                                      100,000                         D
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*If the form is filed by more than one reporting person, see Instruction 5(b)(v).
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.                  (Over)
                                                                             (Print or Type Responses)              SEC 1473 (3-99)
** The Employment Agreement between the issuer and the reporting person under which the securities described in this Form 3 were granted was executed and became effective as of December 21, 2000.
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FORM 3 (CONTINUED)               TABLE II -- DERIVATIVE SECURITIES BENEFICIALLY OWNED
                            (e.g., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

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1. Title of Derivative Security  2. Date            3. Title and Amount of         4. Conver-    5. Owner-   6. Nature of Indirect
   (Instr. 4)                       Exercisable and    Securities Underlying          sion or       ship        Beneficial Ownership
                                    Expiration Date    Derivative Security            Exercise      Form of     (Instr. 5)
                                    (Month/Day/        (Instr. 4)                     Price of      Deriv-
                                    Year)                                             Deri-         ative
                                                                                      vative        Security:
                                                                                      Security      Direct
                                 -------------------------------------------------                  (D) or
                                 Date      Expira-                       Amount or                  Indirect (I)
                                 Exercis-  tion             Title        Number                     (Instr. 5)
                                 able      Date                          of Shares

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Stock Options (Right to Buy)(1)   (1)      12/21/10     Common Stock     200,000       $5.09(2)       D
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Explanation of Responses:
(1) Granted under the Issuer's 1999 Long Term Incentive Plan and vesting 16,664 shares per month in month one following the grant and 4,544 shares per month in months 2-12 following the grant, 3,704 shares per month for months 13-47 following the grant, and
3,712 shares in month 48.

(2) Exercise price based on the closing price of the issuer's common stock on December 20, 2000.

                                                                              By     /s/ Stephen E. Odom            January 29, 2001
                                                                                 ---------------------------------- ----------------
                                                                                          Stephen E. Odom                  Date

**      Intentional misstatements or omissions of facts constitute Federal
Criminal Violations.   See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:  File three copies of this Form, one of which must be manually signed.  If space is insufficient, See Instruction 6 for procedure.
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                                                                                                                     SEC 1473 (8-92)
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